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                            January 21, 2021

       Donald Blair
       Chief Executive Officer
       MDH Acquisition Corp.
       600 N. Carroll Ave., Suite 100
       Southlake, TX 76092

                                                        Re: MDH Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-252107

       Dear Mr. Blair:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 14, 2021

       Exhibits, page II-6

   1. We note that the consent of your independent registered public accounting firm references their report dated
September 4, 2020. However, the auditor's report on page F-2 is dated
                                                        January 14, 2021.
Please obtain and file an updated consent that references the correct report date.
   2. We note the director nominees identified on page 106. Please file the consents as required by Rule 438 of
Regulation C.
 Donald Blair
FirstName  LastNameDonald Blair
MDH Acquisition  Corp.
Comapany
January 21,NameMDH
            2021      Acquisition Corp.
January
Page 2 21, 2021 Page 2
FirstName LastName
Signatures, page II-7

3. We partially reissue comment 2. Please include the signature of the principal accounting officer or controller, as required by Instruction 1 to the Signatures in Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Christopher M. Zochowski